Exhibit 99.1

Onyx Acceptance Owner Trust 2005-A

Aggregate Data for year ended December 31, 2005

Defaulted Contracts	$12,854,218.46

Total Collections	$306,118,564.92

Regular Principal Distributable Amounts	$263,094,879.54

Interest Collected on Contracts	$50,527,866.06

Annual Servicing Fee	$5,233,897.48